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                                     Filed by Endo Pharmaceuticals Holdings Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                               Subject Company: Algos Pharmaceutical Corporation
                                                     Commission File No. 0-28844



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The following is a description of a portion of a slide presentation that has been prepared for future presentation to affiliates of Kelso & Company.


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                            Endo Pharmaceuticals Inc.



                                Kelso Conference

                                    May 2000


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                                  Algos Merger






         Endo
Endo Pharmaceuticals Inc.
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                                     Algos

          Algos is a leader in developing proprietary pain management products

          Algos products combine existing analgesics and anesthetics with NMDA-receptor antagonist drugs



         Endo
Endo Pharmaceuticals Inc.
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                                  Algos Merger

          On November 26, 1999 Endo announced that we entered into a definitive merger agreement with Algos Pharmaceuticals

          Initially 80%-20% Endo-Algos

          Possible ratios from 85%-15% to 60%-40% depending on:

               Timing of MorphiDex(R)approval

               Endo achieving a defined gross profit target in Fiscal 2000

          Merger subject to Algos shareholder approval

          Collaboration agreement on Oxycodone

         Endo
Endo Pharmaceuticals Inc.
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                                 Merger Summary

          Carol A. Ammon named President and CEO and John W. Lyle named Chairman of the Board

          Endo in process of registering to become a public company on the Nasdaq ("ENDP")

          -    Algos will merge with and into a subsidiary of Endo

          Series of warrants to be issued to address contingent nature of ownership ranges

          Merger anticipated to close late second quarter 2000



         Endo
Endo Pharmaceuticals Inc.
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                          Merger - Strategic Rationale

          Combined Company becomes a U.S. leader in pain management with brand equity and novel proprietary technology

          Marriage of established specialty pharmaceutical company with a broad technology development company

          Significant growth potential through:

          -    Existing marketed products

          -    Newly launched branded products

          -    Pipeline of late stage development products



         Endo
Endo Pharmaceuticals Inc.
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                           Merger- Strategic Rationale

          Focus on large, fast-growing Pain Management markets

          Accelerated market penetration of Algos' patented technology through existing Endo commercial capabilities

          Percocet(R) brand significantly enhanced with NMDA patented technology



         Endo
Endo Pharmaceuticals Inc.
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                            Recent Algos Developments

          On August 2, 1999, Algos received a "non-approvable" letter from the FDA on its lead product MorphiDex(R)

          FDA meeting held December 1999 to resolve MorphiDex(R)
          NDA deficiencies

          Two additional large MorphiDex(R) post-operative pain studies underway

          MorphiDex(R) refiling preparation underway


         Endo
Endo Pharmaceuticals Inc.
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                            Broad and Deep Portfolio

                   Moderate    Moderately Severe   Severe
                   --------    -----------------   ------
                   -------------------------------------->

Existing Brands:  Nubain(R)  Percocet(R) 5.0, Percodan(R), Percolone(R),
                                                             Numorphan(R)

New Brands:   Lidoderm(R) Percocet(R) 2.5 Percocet(R) 7.5, Percocet(R) 10
                    Zydone(R) 5, Zydone(R) 7.5, Zydone(R) 10

Pipeline Brands:    EN3222   EN3223                   Numorphan(R)IR and CR

Patent Protected Brands     HydrocoDex(TM)     OxycoDex(TM)      MorphiDex(R)
                               EN3215 LidoDex(TM) NS NeuroDex(TM)  EN3216


         Endo
Endo Pharmaceuticals Inc.

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On December 17, 1999, Algos Pharmaceutical Corporation filed a proxy statement/prospectus on Schedule 14A in connection with its proposed merger with Endo Pharmaceuticals Holdings Inc. Algos filed amendments to the proxy statement/prospectus on Schedule 14A with the Securities and Exchange Commission on March 3 and April 13, 2000. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of Amendment No. 2 to the proxy statement/prospectus on
Schedule 14A and other documents filed by Algos with the SEC at the SEC's website at www.sec.gov. In addition, the proxy statement/prospectus and other documents filed with the SEC by Algos may be obtained for free from Algos by directing a request to Algos Pharmaceutical Corporation, 1333 Campus Parkway, Neptune, New Jersey 07753-6815, Attention: Investor Relations, Telephone:
(732) 938-5959.

Endo, Algos, their respective directors, executive officers and other employees and certain other persons may be soliciting proxies from Algos stockholders in favor of the merger. Information concerning the participants in the solicitation is included in Amendment No. 2 to the proxy statement/prospectus on Schedule 14A filed by Algos with the Commission on April 13, 2000.